UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)


                          Proactive Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $0.04 Par Value
                         (Title of Class of Securities)

                                   74266 K307
                                 (CUSIP Number)

         Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                          Atlanta, Georgia 30309-3450
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266 K307                                                 Page 2 of 7




---------------------------------------------------------------------------------------------------------===========
1         Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                                       Arthur G. Weiss
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
2         Check the Appropriate Box if a Member of a Group                                                (a) |X|
                                                                                                          (b) |_|
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
3         SEC Use Only

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
4         Source of Funds
                                                    00
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
6         Citizenship or Place of Organization
                                         United States
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
7         Sole Voting Power
                                             1,550,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
8         Shared Voting Power
                                          1,550,000(1)

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
9         Sole Dispositive Power
                                             1,550,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
10        Shared Dispositive Power
                                          1,550,000(1)

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                          3,100,000(1)

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                              |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
13        Percent of Class Represented by Amount in Row (11)
                                          15.9 percent

---------------------------------------------------------------------------------------------------------===========
14        Type of Reporting Person
                                                    IN

---------------------------------------------------------------------------------------------------------===========
SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Includes shares beneficially owned by the reporting person's children.

CUSIP No. 74266 K307                                                 Page 3 of 7




---------------------------------------------------------------------------------------------------------===========
1         Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                                     Caroline Weiss Kyriopoulos
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
2         Check the Appropriate Box if a Member of a Group                                                (a) |X|
                                                                                                          (b) |_|
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
3         SEC Use Only

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
4         Source of Funds
                                                    00
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
6         Citizenship or Place of Organization
                                         United States
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
7         Sole Voting Power
                                               775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
8         Shared Voting Power
                                                     0

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
9         Sole Dispositive Power
                                               775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
10        Shared Dispositive Power
                                                     0

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                              |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
13        Percent of Class Represented by Amount in Row (11)
                                           4.0 percent

---------------------------------------------------------------------------------------------------------===========
14        Type of Reporting Person
                                                    IN

---------------------------------------------------------------------------------------------------------===========
SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 74266 K307                                                 Page 4 of 7




---------------------------------------------------------------------------------------------------------===========
1         Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                                      Charles G. Weiss
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
2         Check the Appropriate Box if a Member of a Group                                                (a) |X|
                                                                                                          (b) |_|
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
3         SEC Use Only

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
4         Source of Funds
                                                    00
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
6         Citizenship or Place of Organization
                                         United States
---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
7         Sole Voting Power
                                               775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
8         Shared Voting Power
                                                     0

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
9         Sole Dispositive Power
                                               775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
10        Shared Dispositive Power
                                                     0

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                            775,000

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                              |_|

---------------------------------------------------------------------------------------------------------===========
---------------------------------------------------------------------------------------------------------===========
13        Percent of Class Represented by Amount in Row (11)
                                           4.0 percent

---------------------------------------------------------------------------------------------------------===========
14        Type of Reporting Person
                                                    IN

---------------------------------------------------------------------------------------------------------===========
SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74266 K307                                                 Page 5 of 7

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.04 per share ("Common Stock"), issued by Proactive Technologies, Inc. (the "Company"), the principal executive offices of which are located at 7118 Beech Ridge Trail, Suite 402, Tallahassee, Florida 32312.


Item 2.  Identity and Background

          1.   (a) Arthur G. Weiss is a person filing this statement.

               (b)  3343 Peachtree Road, N.E., #530, Atlanta, Georgia 30326.

               (c)  The  reporting   person  is a real estate investor at the
                    address shown at Item 2(b).

               (d)  None.

               (e)  None.

               (f)  United States.


          2.   (a) Caroline Weiss Kyriopoulos is a person filing this statement.

               (b)  3343 Peachtree Road, N.E., #530, Atlanta, Georgia 30326.

               (c) The reporting person is an Associate at J. C. Bradford & Co., 330 Commerce Street, Nashville, TN 37201

               (d)  None.

               (e)  None.

               (f)  United States.


          3.   (a) Charles G. Weiss is a person filing this statement.

               (b)  3343 Peachtree Road, N.E., #530, Atlanta, Georgia 30326.

               (c)  The reporting  person is a  post-doctoral  student at Oxford
                    University,   92  Great  Clarendon  Street,  Oxford,  United
                    Kingdom 042 6A7

               (d)  None.

               (e)  None.

               (f)  United States.


Item 3.  Source and Amount of Funds or Other Consideration

         On December 30, 1998, the reporting persons acquired the right to receive an aggregate of 3,100,000 shares (the "Shares") of the Company's Common Stock pursuant to the terms of that certain Agreement and Plan of Reorganization ("Reorganization Agreement") dated December 28, 1998, among the Company and the reporting persons, a copy of which is filed herewith as Exhibit 99.1. Pursuant to the Plan of Reorganization, the reporting persons received the Shares in exchange for their ownership interests in the outstanding common stock of West Side Investors, Inc. a closely held real estate development company that owned several real estate investments.

CUSIP No. 74266 K307                                                 Page 6 of 7

Item 4.  Purpose of Transaction

         The  reporting   persons  currently  intend  to  hold  the  shares  for
investment.

               (a) The reporting persons have no definite plans to acquire additional securities. See Item 4(b) below.

               (b)  None.

               (c)  None.

               (d) Arthur Weiss will serve on the Board of Directors of the Company.

               (e)  None.

               (f)  None.

               (g)-(j) None.


Item 5.  Interest in Securities of the Issuer

               (a)-(b) See Items 7-13 of the cover page.

               (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the persons named in Item 2 above within the last sixty days.

               (d)  Not Applicable.

               (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         99.1  Agreement  and Plan of  Reorganization  dated  December 28, 1998.
         99.2 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 74266 K307                                                 Page 7 of 7

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/Arthur G. Weiss                                January 11, 1999
Arthur G. Weiss                                        Date


/s/Arthur G. Weiss, Attorney in Fact              January 11, 1999
Caroline Weiss Kyriopoulos                             Date


/s/Arthur G. Weiss, Attorney in Fact              January 11, 1999
Charles G. Weiss                                       Date